Exhibit 99.1

Canaan Inc. Reports Unaudited Third Quarter 2022 Financial Results

BEIJING, November 14, 2022 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced its unaudited financial results for the three months ended September 30, 2022.

Third Quarter 2022 Operating and Financial Highlights

Total computing power sold was 3.5 million Thash/s, representing a decrease of 37.1% from 5.5 million Thash/s in the second quarter of 2022 and a decrease of 48.5% from 6.7 million Thash/s in the same period of 2021.

Revenues were RMB978.2 million (US$137.5 million), representing a decrease of 40.8% from RMB1,652.7 million in the second quarter of 2022 and a decrease of 25.8% from RMB1,317.6 million in the same period of 2021.

Gross profit was RMB234.2 million (US$32.9 million), representing a decrease of 74.8% from RMB929.7 million in the second quarter of 2022 and a decrease of 68.4% from RMB741.7 million in the same period of 2021.

Net income was RMB61.1 million (US$8.6 million), representing a decrease of 90.0% from RMB608.9 million in the second quarter of 2022 and a decrease of 88.1% from RMB512.5 million in the same period of 2021.

Non-GAAP adjusted net income was RMB166.3 million (US$23.4 million), representing a decrease of 75.8% from RMB688.2 million in the second quarter of 2022 and a decrease of 71.7% from RMB587.5 million in the same period of 2021.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “The bitcoin mining market deteriorated during the third quarter, as the bitcoin price fluctuated and further dipped to around sixteen thousand dollars recently. The negative market dynamics have significantly hindered bitcoin miners’ revenues and cash flows. As miners are forced to cut their demand for computing power, we had to adjust down our selling price in response. As a result of contract sales that we secured from previous quarters and the delivery of these orders, our topline performance in the third quarter was within our expectations, with total computing power sold of 3.5 million Thash/s. In late October, we officially released our new mining machine series, AvalonMade 13. Powered by advanced ASIC technology on the next-generation process node, the new series product achieves prominently accelerated computing power and escalated power efficiency. The launch of the new generation product reaffirms our confidence in the fundamental value of the bitcoin ecosystem and reflects our constant efforts in the research and development of supercomputing technology. In fact, as part of our ongoing effort to strengthen our research and development capabilities, we are expanding our Singapore headquarters with promising local research and development talents to help support our business on a global scale. In addition, we have expanded our mining business by tapping into the U.S. to optimize the allocation of our mining machines. Amidst the bearish market, we continue to grow the scale of our mining operation. With increased computing power online for mining, we generated mining revenue of RMB 62 million for the quarter.”

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“Looking forward, we face a very tough industry period as the bitcoin price is sinking to lows the market has not seen in two years. Our priority is to conserve our cash, minimize our expenses, and endure this market downturn. Without any interest-bearing debt, we will also remain prudent as we invest in key strategic areas such as research and development and wafer production capacity on advanced nodes. We believe these efforts will position us to expand our market share and capture the opportunities that are set to emerge when the market recovers,” Mr. Zhang concluded.

Mr. James Jin Cheng, Chief Financial Officer of Canaan, stated, “We experienced unprecedented pressure due to the weakened market demand in the third quarter, resulting in a decline in our topline performance. As miners became increasingly conservative with their computing power deployment and purchases, we had to realign the selling price of our mining machines. As a result, we incurred a considerable amount of inventory write-down in the third quarter, which, in conjunction with lowered selling price, further weighted on our gross margin. With bitcoin’s downward trajectory, rising energy prices, and miners under increasing cash pressure, market conditions are expected to keep deteriorating in the following two quarters. In order to persist through the most challenging time of the industry and prepare for capturing more opportunities when the market recovers, we are tightening cash management to streamline our expenses and preserve cash for production capacity. These are difficult decisions to make but sustaining our cash inflows is imperative in the current environment. We have been through multiple market cycles and endured countless challenges in the past. Now, with our focus on securing our cash flow and preserving our cash position, we believe we will emerge from the recent headwinds too.”

Third Quarter 2022 Financial Results

Revenues in the third quarter of 2022 were RMB978.2 million (US$137.5 million), representing a decrease of 40.8% from RMB1,652.7 million in the second quarter of 2022 and a decrease of 25.8% from RMB1,317.6 million in the same period of 2021.

Products revenue in the third quarter of 2022 was RMB916.0 million (US$128.8 million), representing a decrease of 42.8% from RMB1,600.4 million in the second quarter of 2022 and a decrease of 30.2% from RMB1,312.0 million in the same period of 2021. The decrease compared to the second quarter of 2022 was mainly due to the decrease in total computing power sold and the lower selling price. The decrease compared to the third quarter of 2021 was mainly due to the decrease in total computing power sold. In the product revenue segment, AI revenue increased from RMB1.6 million in the second quarter of 2022 to RMB2.4 million (US$0.3 million) in the third quarter of 2022.

Mining revenue in the third quarter of 2022 was RMB62.0 million (US$8.7 million), representing an increase of 19.0% from RMB52.1 million in the second quarter of 2022 and an increase of 1,002.7% from RMB5.6 million in the same period of 2021. The increases in mining revenue over the second quarter of 2022 and the third quarter of 2021 were mainly attributable to the increased computing power deployed for mining and improved electricity supply of mining machines.

Cost of revenues in the third quarter of 2022 was RMB744.0 million (US$104.6 million), representing an increase of 2.9% from RMB722.9 million in the second quarter of 2022 and an increase of 29.2% from RMB575.9 million in the same period of 2021. The sequential and year-over-year increases in cost of revenues were mainly due to RMB221.1 million of inventories write-down recorded in the third quarter of 2022.

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Gross profit in the third quarter of 2022 was RMB234.2 million (US$32.9 million), representing a decrease of 74.8% from RMB929.7 million in the second quarter of 2022 and a decrease of 68.4% from RMB741.7 million in the same period of 2021.

Total operating expenses in the third quarter of 2022 were RMB275.0 million (US$38.7 million), representing an increase of 1.7% from RMB270.5 million in the second quarter of 2022 and a decrease of 1.2% from RMB278.4 million in the same period of 2021.

Research and development expenses in the third quarter of 2022 were RMB118.1 million (US$16.6 million), representing an increase of 13.6% from RMB103.9 million in the second quarter of 2022 and an increase of 27.3% from RMB92.8 million in the same period of 2021. The sequential and year-over-year increases were primarily attributable to increased staff costs in technology-related departments, partially offset by decreased share-based expenses. Research and development expenses in the third quarter of 2022 also included share-based compensation expenses of RMB14.5 million (US$2.0 million).

Sales and marketing expenses in the third quarter of 2022 were RMB14.2 million (US$2.0 million), representing a decrease of 32.5% from RMB21.1 million in the second quarter of 2022 and a decrease of 62.1% from RMB37.6 million in the same period of 2021. The sequential and the year-over-year decreases were mainly due to decreased staff costs, partially offset by increased share-based expenses. Sales and marketing expenses in the third quarter of 2022 also included share-based compensation expenses of RMB5.4 million (US$0.8 million).

General and administrative expenses in the third quarter of 2022 were RMB142.7 million (US$20.1 million), representing a decrease of 1.9% from RMB145.4 million in the second quarter of 2022 and a decrease of 3.6% from RMB148.1 million in the same period of 2021. The sequential decrease was mainly due to the decrease in professional service fees. The year-over-year decrease was mainly due to decreased share-based compensation expenses. General and administrative expenses in the third quarter of 2022 also included share-based compensation expenses of RMB84.9 million (US$11.9 million).

Loss from operations in the third quarter of 2022 was RMB40.8 million (US$5.7 million), compared to an income from operations of RMB659.3 million in the second quarter of 2022 and an income from operations of RMB463.3 million in the same period of 2021.

Non-GAAP income from operations in the third quarter of 2022 was RMB64.4 million (US$9.1 million), representing a decrease of 91.6% from RMB763.5 million in the second quarter of 2022 and a decrease of 89.0% from RMB583.6 million in the same period of 2021. Non-GAAP adjusted income from operations excludes share-based compensation expenses. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Impairment on cryptocurrency in the third quarter of 2022 was RMB11.3 million (US$1.6 million), compared to RMB30.0 million in the second quarter of 2022 and nil in the same period of 2021. The sequential decrease was mainly due to the relatively flat Bitcoin price during the third quarter of 2022, while the year-over-year increase was mainly due to the decreased Bitcoin price at the end of the third quarter of 2022 compared to the end of the third quarter of 2021.

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Foreign exchange gains, net in the third quarter of 2022 was RMB101.2 million (US$14.2 million), compared with a gain of RMB114.3 million in the second quarter of 2022 and a gain of RMB1.2 million in the same period of 2021, respectively. The foreign exchange gains were due to the US dollar appreciation against the Renminbi during the third quarter of 2022.

Net income attributable to ordinary shareholders in the third quarter of 2022 was RMB61.1 million (US$8.6 million), representing a decrease of 90.0% from RMB608.9 million in the second quarter of 2022 and a decrease of 88.1% from RMB512.5 million in the same period of 2021.

Non-GAAP adjusted net income in the third quarter of 2022 was RMB166.3 million (US$23.4 million), representing a decrease of 75.8% from RMB688.2 million in the second quarter of 2022 and a decrease of 71.7% from RMB587.5 million in the same period of 2021. Non-GAAP adjusted net income excludes share-based compensation expenses and change in fair value of warrant liability. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Foreign currency translation adjustment, net of nil tax, in the third quarter of 2022 was an income of RMB94.0 million (US$13.2 million), compared with an income of RMB55.1 million in the second quarter of 2022 and RMB5.7 million in the same period of 2021, respectively. The increase was due to the US dollar appreciation against the Renminbi during the third quarter of 2022.

Basic net earnings per American depositary share (“ADS”) in the third quarter of 2022 was RMB0.36 (US$0.05). In comparison, basic net earnings per ADS in the second quarter of 2022 and in the same period of 2021 were RMB3.53 and RMB2.94, respectively. Each ADS represents 15 of the Company’s Class A ordinary shares.

Diluted net earnings per ADS in the third quarter of 2022 was RMB0.36 (US$0.05). In comparison, diluted net earnings per ADS in the second quarter of 2022 and in the same period of 2021 were RMB3.53 and RMB2.90, respectively. Each ADS represents 15 of the Company’s Class A ordinary shares.

As of September 30, 2022, the Company held cryptocurrency assets that comprised 535.48 Bitcoins, with a carrying value of RMB74.1 million (US$10.4 million).

Contract liabilities as of September 30, 2022, were RMB299.5 million (US$42.1 million), decreasing from RMB1,340.7 million as of December 31, 2021, mainly due to decreased future orders of Bitcoin mining machines.

As of September 30, 2022, the Company had cash and cash equivalents of RMB2,002.7 million (US$281.5 million), compared to RMB2,684.3 million as of December 31, 2021.

Shares Outstanding

As of September 30, 2022, the Company had a total of 158,327,979 ADSs outstanding, each representing 15 of the Company’s Class A ordinary shares.

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Recent Developments

The Release of Avalon Made A13 Series of Bitcoin Mining Machines

On October 24, 2022, the Company officially released its new generation of high-performance bitcoin mining machines, the Avalon Made A13 (“A13”) series, which will include two different models. Model A1346 features a hash rate of 110 Thash/s and a power efficiency of 30J/TH. Model A1366 has a hash rate of 130 Thash/s and a power efficiency of 25J/TH. Both new models demonstrate enhanced computing power and improved power efficiency over predecessors.

The Company’s Share Repurchase Update

On March 16, 2022, the Company announced that its board of directors authorized a share repurchase program (the “Share Repurchase Program”) under which the Company may repurchase up to US$100 million worth of its outstanding (i) ADSs, each representing 15 Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 24 months starting from March 16, 2022.

From August 13, 2022, to November 4, 2022, the Company used approximately US$11.2 million to repurchase 3.4 million ADSs. As of November 4, 2022, the Company has repurchased a total of 6.2 million ADSs with an aggregate value of US$21.5 million and an average repurchase price of US$3.46 per ADS under the Share Repurchase Program.

The At-the-Market (“ATM”) Offering

On April 8, 2022, the Company entered into an at-the-market offering agreement (the “ATM Agreement”), providing for a potential at-the-market (“ATM”) equity offering program, with H.C. Wainwright & Co., LLC (“HCW”).

The Company expects the ATM program to be a flexible mechanism for the Company to access public capital markets in the future. The timing and extent of the use of the ATM program will be at the discretion of the Company, provided that the Company has satisfied certain obligations set forth in the ATM agreements and the ATM facility is duly established.

Business Outlook

For the fourth quarter of 2022, the Company expects total net revenues to be approximately RMB310 million (US$43.6 million), considering the challenging market conditions across the industry. This forecast reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a conference call at 7:00 A.M. U.S. Eastern Time on November 14, 2022 (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. Third Quarter 2022 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BI9e3f73b54ce24104a97a602d1a014193

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All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. The Company’s vision is “super computing is what we do, social enrichment is why we do it.” Canaan has a rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world's first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of ASIC technology in the field of high-performance computing and artificial intelligence.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F, as amended. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

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Use of Non--GAAP Financial Measures

In evaluating Canaan’s business, the Company uses non-GAAP measures, such as adjusted net income, as supplemental measures to review and assess its operating performance. The Company defines adjusted net income as net income excluding share-based compensation expenses and change in fair value of warrant liability. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted net income is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation and change in fair value of warrant liability have been and may continue to be incurred in Canaan’s business and are not reflected in the presentation of adjusted net income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

Investor Relations Contact

Canaan Inc.
Ms. Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com

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CANAAN INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of September 30,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,684,342	2,002,656	281,529
Restricted cash	47,362	-	-
Accounts receivable, net	367	-	-
Inventories	812,363	1,328,875	186,810
Prepayments and other current assets	1,729,027	1,693,175	238,023
Total current assets	5,273,461	5,024,706	706,362
Non-current assets:
Cryptocurrency	20,310	74,092	10,416
Property, equipment and software	185,566	290,650	40,859
Right-of-use assets, net	30,920	35,259	4,957
Deferred tax assets	99,044	71,394	10,036
Other non-current assets	2,956	35,504	4,991
Non-current financial investment	20,000	20,000	2,812
Total non-current assets	358,796	526,899	74,071
Total assets	5,632,257	5,551,605	780,433
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	143,441	32,664	4,592
Contract liabilities	1,340,731	299,462	42,098
Income tax payable	148,719	110,289	15,504
Accrued liabilities and other current liabilities	437,394	185,358	26,057
Lease liabilities, current	14,819	18,666	2,624
Total current liabilities	2,085,104	646,439	90,875
Non-current liabilities:
Lease liabilities, non-current	16,292	13,928	1,958
Warrant liability	66,347	-	-
Other non-current liabilities	5,824	4,809	676
Total liabilities	2,173,567	665,176	93,509
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized, 2,804,138,492 shares issued, 2,577,386,552 and 2,545,521,047 shares outstanding as of December 31, 2021 and September 30, 2022, respectively)	1	1	-
Subscriptions receivable from shareholders	(1)	(1)	-
Treasury stocks (US$0.00000005 par value; 226,751,940 shares as of December 31, 2021 and 258,617,445 shares as of September 30, 2022, respectively)	(231,281)	(305,752)	(42,982)
Additional paid-in capital	2,891,134	3,201,983	450,128
Statutory reserves	97,420	97,420	13,695
Accumulated other comprehensive income/(loss)	(101,925)	42,382	5,958
Retained earnings	803,342	1,850,396	260,125
Total shareholders’ equity	3,458,690	4,886,429	686,924
Total liabilities and shareholders’ equity	5,632,257	5,551,605	780,433

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CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	September 30, 2021*	June 30, 2022	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$
Revenues
Product revenue	1,311,992	1,600,420	915,992	128,768
Mining revenue	5,624	52,096	62,018	8,718
Others	-	145	197	28
Total revenues	1,317,616	1,652,661	978,207	137,514
Cost of revenues	(575,925)	(722,938)	(744,028)	(104,594)
Gross profit	741,691	929,723	234,179	32,920
Operating expenses:
Research and development expenses	(92,763)	(103,924)	(118,084)	(16,600)
Sales and marketing expenses	(37,597)	(21,122)	(14,249)	(2,003)
General and administrative expenses	(148,053)	(145,419)	(142,690)	(20,059)
Total operating expenses	(278,413)	(270,465)	(275,023)	(38,662)
Income/(loss) from operations	463,278	659,258	(40,844)	(5,742)
Interest income	2,917	2,076	2,948	414
Change in fair value of warrant liability	45,224	25,042	-	-
Impairment on cryptocurrency	-	(30,025)	(11,290)	(1,587)
Foreign exchange gains, net	1,248	114,264	101,197	14,226
Other (loss)/income, net	(207)	5,976	6,021	846
Income before income tax expenses	512,460	776,591	58,032	8,157
Income tax (expense)/benefit	(4)	(167,677)	3,046	428
Net income	512,456	608,914	61,078	8,585
Foreign currency translation adjustment, net of nil tax	5,669	55,089	94,008	13,215
Total comprehensive income	518,125	664,003	155,086	21,800
Weighted average number of shares used in per Class A and Class B ordinary share calculation:
— Basic	2,615,416,505	2,584,644,729	2,560,879,920	2,560,879,920
— Diluted	2,652,280,752	2,585,684,866	2,580,542,499	2,580,542,499
Net earnings per Class A and Class B ordinary share (cent per share)
— Basic	19.59	23.56	2.39	0.34
— Diluted	19.32	23.55	2.37	0.33
Share-based compensation expenses were included in:
Cost of revenues	-	104	481	68
Research and development expenses	25,911	17,482	14,484	2,036
Sales and marketing expenses	1,248	4,392	5,370	755
General and administrative expenses	93,157	82,301	84,888	11,933

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The table below sets forth a reconciliation of net income to non-GAAP adjusted net income for the period indicated:

	For the Three Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022
	RMB	RMB	RMB	US$
Net income	512,456	608,914	61,078	8,585
Share-based compensation expenses	120,316	104,279	105,223	14,792
Change in fair value of warrant liability	(45,224)	(25,042)	-	-
Non-GAAP adjusted net income	587,548	688,151	166,301	23,377

* As a result of the revaluation for the fair value of the warrant liability which was fully repurchased and extinguished in June 2022, change in fair value of warrant liability was restated from RMB77,676 to RMB122,806 and from RMB90,354 to RMB45,224 for the three months ended June 30, 2021 and September 30, 2021, respectively. The amount of warrant liability as of June 30, 2021 was restated from RMB54,736 to RMB135,976. Unaudited consolidated statements of comprehensive income for the three months ended June 30, 2021 and September 30, 2021 are thereby restated.

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